WRITTEN COMMUNICATION RELATING TO THE SHARE EXCHANGE AGREEMENT BETWEEN PUBLIC COMPANY MANAGEMENT CORPORATION AND PHYSICIANS CAPITAL MANAGEMENT CORPORATION

Public Company Management Corporation (“PCMC”), a Nevada corporation, has entered into a Share Exchange Agreement with Physicians Capital Management Corporation (“Physicians”), a Maryland corporation, and Conrad Ivie, MD (“Ivie”), the sole equity holder of Physicians. Under the Share Exchange Agreement, Ivie will transfer to PCMC all of the issued and outstanding shares of capital stock of Physicians (the “Physicians Shares”) in exchange for 68,566,368 shares of PCMC common stock and 24,913,918 shares of PCMC preferred stock, consisting of 1,000,000 shares of Series A Voting Preferred Stock, 15,942,612 shares of Series B-1 Convertible Preferred Stock, and 7,971,306 shares of Series B-2 Convertible Preferred Stock (collectively, the “Exchange Shares”). The Exchange Shares will represent approximately 80% of PCMC’s outstanding common stock, on a fully diluted, as-converted basis, immediately following the closing of the transaction.

The Exchange Shares are fixed in aggregate. Any shares of Physicians common stock issued to employee stockholders will reduce only the Exchange Shares otherwise allocable to Ivie and will not increase the total number of Exchange Shares. Employee stockholders will receive only PCMC common stock in the exchange.

Upon closing, PCMC’s authorized capital stock will consist of 500,000,000 shares of common stock and 50,000,000 shares of preferred stock, of which 1,000,000 shares will be designated as Series A Voting Preferred Stock, 25,000,000 shares as Series B-1 Convertible Preferred Stock, and 10,000,000 shares as Series B-2 Convertible Preferred Stock. The Series A is intended to provide voting control to Ivie pursuant to a Voting Agreement and Certificate of Designation to be entered into or filed at or prior to closing. The Series B-1 will be convertible beginning eighteen months after closing at a ratio of four shares of common stock for each share of Series B-1, and the Series B-2 will be convertible beginning twenty-four months after closing at a ratio of eight shares of common stock for each share of Series B-2, in each case subject to customary anti-dilution adjustments.

The rights, preferences, and privileges of the Series B-1 and Series B-2 Preferred Stock will be identical except for the required holding period prior to conversion and the applicable conversion ratio. Following closing, Ivie is expected to own approximately 80% of PCMC’s outstanding common stock on an as-converted, fully diluted basis, with existing PCMC stockholders owning approximately 20%. These percentages reflect negotiated terms and are not based on an independent valuation or fairness opinion.

The parties expect that, upon closing, the Board of Directors of PCMC will be reconstituted so that a majority of directors will be designated by Physicians. This change in control will occur following compliance with Rule 14f-1 under the Securities Exchange Act of 1934, including transmittal of the required information statement and expiration of the applicable ten-day period. Ivie is expected to be appointed Chief Executive Officer at closing.

The closing of the transaction is subject to customary conditions, including the accuracy of representations and warranties, performance of covenants, receipt of required consents and approvals, absence of injunctions, and absence of any Material Adverse Effect (as defined in the Share Exchange Agreement). The parties currently expect closing to occur in the third quarter of 2026.

Physicians owns a single-story medical office building located at 14585 Hazel Dell Parkway, Carmel, Indiana, which is leased under a long-term triple-net lease to Intuitive Health of Hamilton County, LLC. Following closing, PCMC’s primary business will be healthcare-focused real estate development and ownership, including the acquisition, development, and management of income-producing medical properties subject to long-term triple-net leases.

Certain post-closing governance matters, ancillary agreements, and Board committee compositions remain under negotiation and will be finalized prior to closing. PCMC intends to disclose any material amendments or waivers in subsequent filings.

Additional Information and Where to Find It

PCMC has filed a Current Report on Form 8-K and PCMC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus relating to the shares of PCMC common stock to be issued in the transaction. Investors and security holders are urged to read the current report, registration statement, prospectus, and other relevant documents filed with the SEC when they become available, as they will contain important information about PCMC, Physicians, and the proposed transaction. Copies of these documents will be available free of charge at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including statements regarding the expected timing and completion of the transaction, the anticipated filing and effectiveness of the Form S-4 registration statement, expected post-closing ownership and governance, and PCMC’s anticipated business operations following closing. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially, including the risk that closing conditions may not be satisfied, regulatory or third-party approvals may not be obtained, the registration statement may not be declared effective, PCMC may be unable to timely file required reports, or PCMC may be unable to obtain financing. PCMC undertakes no obligation to update forward-looking statements except as required by law.